UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2016

Date of Report (Date of Earliest Event Reported)

HEWLETT PACKARD ENTERPRISE

COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	001-37483	47-3298624
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3000 HANOVER STREET, PALO ALTO, CA (Address of Principal Executive Offices)		94304 (Zip Code)

(650) 687-5817

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❑     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

❑     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

❑     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                                        Entry into a Material Definitive Agreement.

As previously disclosed, on May 24, 2016, Hewlett Packard Enterprise Company (“Hewlett Packard Enterprise”), Computer Sciences Corporation, a Nevada corporation (“CSC”), Everett SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of Hewlett Packard Enterprise (“Everett”), and Everett Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CSC (“Old Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 24, 2016.  Concurrently therewith, Hewlett Packard Enterprise and Everett entered into a Separation and Distribution Agreement (the “SDA”).

On November 2, 2016, (i) Hewlett Packard Enterprise, CSC, Everett, Old Merger Sub and New Everett Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Everett (“Merger Sub”), entered into the First Amendment to the Merger Agreement (the “Merger Agreement Amendment”) and (ii) Hewlett Packard Enterprise and Everett entered into the First Amendment to the SDA (the “SDA Amendment” and, together with the Merger Agreement Amendment, the “Amendments”).  The Amendments were entered into to, among other things, adopt the “Alternative Transaction Structure” pursuant to Section 2.7 of the Merger Agreement.

The Amendments provide that Merger Sub will merge with and into CSC (the “Merger”), with CSC surviving the Merger as a wholly owned subsidiary of Everett.  Immediately prior to the effective time of the Merger, Everett will be redomesticated into a Nevada corporation.  Following completion of the Merger, Everett will be a separately traded Nevada public company and will own CSC, as well as the Everett business.  Immediately following the Merger, approximately 50.1% of the outstanding shares of Everett common stock, is expected to be held by pre-Merger Everett stockholders and approximately 49.9% of the outstanding shares of Everett common stock is expected to be held by pre-Merger CSC stockholders, in each case excluding any overlaps in the pre-transaction stockholder bases.

The foregoing description of the Amendments and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amendments, which are attached as Exhibit 2.1 and Exhibit 2.2 and are incorporated herein by reference.

Other than as expressly modified pursuant to the Amendments, the Merger Agreement and the SDA, which were previously filed as Exhibit 2.1 and Exhibit 2.2, respectively, to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Hewlett Packard Enterprise on May 26, 2016, remain in full force and effect as originally executed on May 24, 2016

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  In connection with the proposed Merger, CSC is expected to file with the Securities and Exchange Commission (“SEC”) a proxy statement/prospectus-information statement which will be sent to the CSC shareholders in connection with their vote required in connection with the Merger.  In addition, Everett expects to file a registration statement in connection with its separation from Hewlett Packard Enterprise and a registration statement with respect to shares of Everett common stock to be issued pursuant to the Merger Agreement, both of which registration statements will include the proxy statement/prospectus-information statement.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSC, EVERETT AND THE MERGER.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov.  These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Hewlett Packard Enterprise at Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, Attention: Investor Relations, or by calling (650) 857-2246.

Item 9.01.                     Financial Statements and Exhibits.

Exhibit Number	Description
2.1	First Amendment to Agreement and Plan of Merger, dated as of November 2, 2016, among Hewlett Packard Enterprise, CSC, Everett, Old Merger Sub and Merger Sub.

2.2	First Amendment to the Separation and Distribution Agreement, dated as of November 2, 2016, between Everett and Hewlett Packard Enterprise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT PACKARD ENTERPRISE COMPANY

DATE: November 2, 2016	By: /s/ RISHI VARMA
Name: Rishi Varma
Title: Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
2.1	First Amendment to Agreement and Plan of Merger, dated November 2, 2016, among Hewlett Packard Enterprise, CSC, Everett, Old Merger Sub and Merger Sub.

2.2	First Amendment to the Separation and Distribution Agreement, dated as of November 2, 2016, between Everett and Hewlett Packard Enterprise.